Exhibit 2.1

AMENDMENT NO. 2

TO

AGREEMENT AND PLAN OF MERGER

This Amendment No. 2 to the Agreement and Plan of Merger (the “Amendment”) is entered into as of March 22, 2005 to amend the Agreement and Plan of Merger dated January 9, 2005, as amended by Amendment No. 1 to Agreement and Plan of Merger (“Amendment No. 1”) dated February 3, 2005, by and among Antero Resources Corporation, a Delaware corporation (the “Company”), XTO Energy Inc., a Delaware Corporation (“Parent”), XTO Barnett LLC, a Delaware limited liability company (“LLC Sub”) and XTO Barnett Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Subsidiary”). The Agreement and Plan of Merger as amended by Amendment No. 1 is referred to herein as the “Merger Agreement”. Capitalized terms used in this Amendment and not otherwise defined have the meanings given them in the Merger Agreement.

Recitals:

WHEREAS, the Company, Parent and Merger Subsidiary are parties to the Merger Agreement pursuant to which Merger Subsidiary will be merged with and into the Company (the “Merger”) with the Company continuing as the surviving corporation and wholly owned subsidiary of Parent;

WHEREAS, the Company, Parent and Merger Subsidiary desire to provide for the merger of the Surviving Corporation with and into a wholly-owned limited liability company of Parent with such limited liability company continuing as the surviving entity as a direct wholly-owned subsidiary of Parent;

WHEREAS, Parent has agreed in Section 2.13 of the Merger Agreement to enter into an amendment to the Merger Agreement proposed by the Company in order to reallocate the merger consideration;

WHEREAS, the Company desires to reallocate the merger consideration among the holders of the Vested Common Shares, shares of Series A Preferred Stock and Vested Options using a cash election procedure; and

WHEREAS, the Company, Parent and Merger Subsidiary each desire to amend certain definitions and sections of the Merger Agreement to reallocate the merger consideration as set forth below.

Agreement:

NOW THEREFORE, in consideration of the premises and for good and valuable consideration, the adequacy, receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

CASH ELECTION PROCEDURE

1.1 Amendments to Definitions. The definitions in Section 1.1 of the Merger Agreement shall be amended as follows:

(a) The definition of “Fully Diluted Outstanding Shares” shall be amended and restated in its entirety to read as follows:

““Fully Diluted Outstanding Shares” means the Outstanding Shares and the Vested Option Shares.”

(b) The definitions of “Outstanding In-the-Money Option Shares” and “Per Share Merger Consideration” shall both be deleted.

(c) The following definition of “Vested Option Shares” shall be inserted after “Vested Common Shares” and before “Vested Options”:

““Vested Option Shares” means as of any given date the aggregate number of shares of Common Stock issuable pursuant to Vested Options as of such date.”

1.2 Amendments to Article 2.

(a) Sections 2.6 and 2.7 of the Merger Agreement shall be amended and restated in their entirety to read as follows:

“2.6 Conversion of Outstanding Shares. At the Effective Time, by virtue of the Merger and without any action on the part of any party:

(a) Each share of Common Stock, par value $0.001 per share, of Merger Subsidiary issued and outstanding immediately prior to the Effective Time shall be converted into one (1) share of Common Stock, par value $0.001 per share, of the Surviving Corporation, so that, after the Effective Time, Parent shall be the holder of all of the issued and Outstanding Shares of the Surviving Corporation’s Common Stock.

(b) Each Vested Common Share outstanding immediately prior to the Effective Time (i) shall be converted into the right to receive, at the election of the holder thereof as provided in and subject to the provisions of Section 2.16, either (A) the Per Share Equity Consideration, payable (in accordance with Section 2.12) to the holder thereof, without interest thereon, or (B) the Per Share Cash Consideration, payable (in accordance with Section 2.12) to the holder thereof, without interest thereon, and (ii) shall otherwise cease to be outstanding, shall be canceled and retired and cease to exist; provided, however, that Dissenting Shares shall not be so converted or represent the right to receive the foregoing consideration, but the holders of such Dissenting Shares shall only be entitled to such rights as are set forth in Section 2.8.

(c) Each share of Common Stock held in the treasury of the Company, including shares repurchased prior to the Effective Time pursuant to Section 4.10, or by any of the Company’s Subsidiaries immediately prior to the Effective Time shall be canceled and retired without any conversion thereof, and no payment or distribution shall be made with respect thereto.

(d) Each share of Series A Preferred Stock outstanding immediately prior to the Effective Time (i) shall be converted into the right to receive (A) cash in an amount equal to the Series A Preference Amount for such share plus (B) at the election of the holder thereof, as provided in and subject to the provisions of Section 2.16, either (1) the Per Share Equity Consideration for such share, payable (in accordance with Section 2.12) to the holder thereof, without interest thereon, or (2) the Per Share Cash Consideration for such share, payable (in accordance with Section 2.12) to the holder thereof, without interest thereon, and (ii) shall otherwise cease to be outstanding, shall be canceled and retired and cease to exist; provided, however, that any Dissenting Shares shall not be so converted or represent the right to receive the foregoing consideration, but the holders of such Dissenting Shares shall only be entitled to such rights as are set forth in Section 2.8.

2.7 Treatment of Options. Prior to the Closing, the Company shall give notice in writing to each holder of a Vested Option (each an “Optionholder” and collectively, the “Optionholders”) outstanding immediately prior to the Effective Time that notwithstanding anything to the contrary in the Stock Option Plan or in any stock option agreement, (a) each Vested Option Share outstanding at the Effective Time shall be deemed automatically exercised and, with respect to the shares of Common Stock to otherwise be issued upon such exercise, the holder shall have the right to receive, at the election of the holder thereof as provided in and subject to the provisions of Section 2.16, either (i) the Per Share Equity Consideration (with an appropriate adjustment to reduce the value received with respect to such Vested Option Share by the exercise price per share of Common Stock pursuant to such Vested Option), payable (in accordance with Section 2.12) to the holder thereof, without interest thereon, or (ii) the Per Share Cash Consideration less the exercise price per share of Common Stock pursuant to such Vested Option (both (i) and (ii) above, with respect to each such Vested Option Share, referred to as the “Option Consideration”), payable (in accordance with Section 2.12) to the holder thereof, and (b) with respect to each such Option that is not a Vested Option as of the Effective Time, such Option shall be cancelled by the Company and terminated in full without consideration immediately prior to the Effective Time. The Company shall take such actions, including amending the Stock Option Plan and stock option agreements, as may be required to facilitate the foregoing.”

(b) Sections 2.12(a), (b) and (c) of the Merger Agreement shall be amended and restated in their entirety to read as follows:

“2.12 Payment.

(a) The funds, Stock Certificates and Warrants received by the Exchange Agent pursuant to Section 2.11(b) shall be deposited by the Exchange Agent in an account (the “Exchange Account”) established for the benefit of the Securityholders. In accordance with the election procedures set forth in Section 2.16, the Exchange Agent shall pay and deliver:

(i) out of the Exchange Account, to each Common Stockholder holding a Certificate that immediately prior to the Effective Time represented a Vested Common Share, promptly upon receipt by the Exchange Agent of a completed and duly executed Letter of Transmittal and the Certificate, the Per Share Equity Consideration or the Per Share Cash Consideration, as applicable, for each Vested Common Share previously represented by such Certificate;

(ii) out of the Exchange Account, to each Series A Preferred Stockholder holding a Certificate that immediately prior to the Effective Time represented outstanding shares of Series A Preferred Stock, promptly upon receipt by the Exchange Agent of a completed and duly executed Letter of Transmittal and the Certificate, the Series A Preference Amount in cash and the Per Share Equity Consideration or the Per Share Cash Consideration, as applicable, for each such outstanding share of Series A Preferred Stock previously represented by such Certificate; and

(iii) out of the Exchange Account, to each Optionholder, promptly upon receipt by the Exchange Agent of a completed and duly executed Option Election Agreement, the aggregate Option Consideration elected pursuant to the Option Election Agreement for the Vested Options automatically exercised pursuant to this Agreement.

(b) In connection with the election procedures and materials set forth in Section 2.16 hereof, the parties hereto shall deliver:

(i) to each record holder of Vested Common Shares or Series A Preferred Stock (A) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent (the “Letter of

Transmittal”) and (B) instructions for effecting the delivery of such Certificates in exchange for the consideration such Stockholder has the right to receive pursuant to Sections 2.6 and 2.12(a)(i) or (a)(ii), as applicable;

(ii) to each holder of a Vested Option an option election agreement (the “Option Election Agreement”) acknowledging the exercise of such vested option and electing the consideration such Optionholder has the right to receive pursuant to Sections 2.7 and 2.12(a)(iii); and

(c) The Company and Parent shall deliver all Letters of Transmittal, Certificates and Option Election Agreements received by either of them at or prior to Closing to the Exchange Agent promptly after Closing, and the Company and Parent shall deliver all Letters of Transmittal, Certificates and Option Election Agreements, received by either of them after Closing to the Exchange Agent promptly after receipt thereof.”

(c) Section 2.16 as set forth in its entirety below shall be inserted into the Merger Agreement:

“2.16 Election Procedures.

(a) An election form and other appropriate and customary transmittal materials, including a Letter of Transmittal and Option Election Agreement, as applicable, in such form as the Company shall specify and as shall be reasonably acceptable to Parent (the “Election Form”) shall be mailed at such time as the Company and Parent may agree (the “Mailing Date”) to each holder of Outstanding Shares and each holder of Vested Option Shares.

(b) Each Election Form shall permit the holder, other than any holder of Dissenting Shares, to specify (i) the number of shares of such holder’s Outstanding Shares and/or Vested Option Shares with respect to which such holder elects to receive the Per Share Equity Consideration (“Equity Election Shares”), (ii) the number of shares of such holder’s Outstanding Shares and/or Vested Option Shares with respect to which such holder elects to receive the Per Share Cash Consideration (“Cash Election Shares”), or (iii) that such holder makes no election with respect to such holder’s Outstanding Shares and/or Vested Option Shares (“No Election Shares”). Any Outstanding Shares or Vested Option Shares with respect to which the Secretary of the Company has not received an effective, properly completed Election Form on or before 5:00 p.m., Houston, Texas time, on the deadline specified in the Election Form (the “Election Deadline”) (other than any Outstanding

Shares that constitute Dissenting Shares as of such time) shall also be deemed to be No Election Shares.

(c) Any such election shall have been properly made only if the Secretary of the Company shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by, as applicable, (i) one or more Certificates (or other evidence thereof in accordance with Section 2.12(f)) representing all Outstanding Shares covered by such Election Form, together with duly executed Letter of Transmittal; or (ii) a duly executed Option Election Agreement. Any Election Form may be revoked or changed by the Person submitting such Election Form prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the Outstanding Shares and/or Vested Option Shares represented by such Election Form shall become No Election Shares. Subject to the terms of this Agreement and of the Election Form, the Secretary of the Company shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Secretary of the Company regarding such matters shall be binding and conclusive. None of Parent, Merger Subsidiary, the Company nor the Secretary of the Company shall be under any obligation to notify any Person of any defect in an Election Form.

(d) Within three (3) Business Days after the Election Deadline, unless the Effective Time has not yet occurred, in which case as soon after the Effective Time as practicable (and in no event more than three (3) Business Days after the Effective Time), the Company shall effect the allocation among the holders of Outstanding Shares and Vested Option Shares of rights to receive the merger consideration in accordance with the Election Forms as follows:

(i) Cash Election Shares More Than Adjusted Cash Merger Consideration. If the aggregate cash amount that would be paid upon the conversion of the Cash Election Shares in the Merger is greater than the Adjusted Cash Merger Consideration, then:

(A) all Equity Election Shares and No Election Shares shall be converted into the right to receive the Per Share Equity Consideration,

(B) the Company shall then select from among the Cash Election Shares, by a pro rata selection process, a sufficient number of shares to receive Per Share Equity Consideration (“Equity Designated

Shares”) such that the aggregate cash amount that will be paid in the Merger equals as closely as practicable the Adjusted Cash Merger Consideration and all Equity Designated Shares shall be converted into the right to receive the Per Share Equity Consideration, and

(C) the Cash Election Shares that are not Equity Designated Shares will be converted into the right to receive the Per Share Cash Consideration.

(ii) Cash Election Shares Less Than Adjusted Cash Merger Consideration. If the aggregate cash amount that would be paid upon conversion of the Cash Election Shares in the Merger is less than the Adjusted Cash Merger Consideration, then:

(A) all Cash Election Shares shall be converted into the right to receive the Per Share Cash Consideration,

(B) the Company shall then select first from among the No Election Shares and then (if necessary) from among the Equity Election Shares, by a pro rata selection process, a sufficient number of shares to receive Per Share Cash Consideration (“Cash Designated Shares”) such that the aggregate cash amount that will be paid in the Merger equals as closely as practicable the Adjusted Cash Merger Consideration, and all Cash Designated Shares shall be converted into the right to receive the Per Share Cash Consideration, and

(C) the Equity Election Shares and the No Election Shares that are not Cash Designated Shares shall be converted into the right to receive the Per Share Equity Consideration.

(iii) Cash Election Shares Equal to Adjusted Cash Merger Consideration. If the aggregate cash amount that would be paid upon conversion of the Cash Election Shares in the Merger is equal to the Adjusted Cash Merger Consideration, then subparagraphs (i) and (ii) above shall not apply and all Cash Election Shares shall be converted into the right to receive the Per Share Cash Consideration and all Equity Election Shares and No Election Shares shall be converted into the right to receive the Per Share Equity Consideration.

Notwithstanding anything in this Agreement to the contrary, for purposes of determining the allocations set forth in this Section 2.16(d), the Company shall have the right, but not the obligation, to require that any Outstanding Shares that constitute Dissenting Shares as of the Election Deadline be treated as Cash Election Shares, although no such shares shall be subject to any of the pro rata selection processes contemplated by this Section 2.16(d).

(e) The pro rata selection process to be used by the Company shall consist of such equitable proration processes as shall be mutually determined by Parent and the Company. Any fractional shares of Parent Common Stock shall be reasonably adjusted with cash or rounded up or down to the nearest whole share by the Company in good faith to accomplish the elections and allocations set forth in Section 2.16(d).

(f) For the purposes of this Article 2:

“Aggregate Consideration” shall mean the Equity Value plus the Adjusted Cash Merger Consideration plus the aggregate exercise price of all Vested Option Shares less the Series A Preferential Merger Consideration.

“Equity Value” shall mean the sum of (a) the product obtained by multiplying the Parent Stock Merger Consideration by the Final Parent Stock Price and (b) the product obtained by multiplying the Parent Warrant Merger Consideration by the Per Share Warrant Value.

“Exchange Ratio” shall mean the quotient obtained by dividing (a) the Per Share Consideration by (b) the sum of (i) the Final Parent Stock Price and (ii) the product of (A) the Per Share Warrant Value and (B) 0.15.

“Final Parent Stock Price” shall mean the volume-weighted average of the trading sale prices per share of Parent Common Stock as reported on the NYSE during the Valuation Period.

“Per Share Consideration” shall mean the quotient obtained by dividing the Aggregate Consideration by the number of Fully Diluted Outstanding Shares.

“Per Share Cash Consideration” shall mean cash equal to the Per Share Consideration.

“Per Share Equity Consideration” shall mean a number of shares (which need not be a whole number) of Parent

Common Stock equal to the Exchange Ratio and a Warrant for a number of shares (which need not be a whole number) of Parent Common Stock equal to the product of (a) the Exchange Ratio and (b) 0.15.

“Per Share Warrant Value” shall mean the quotient obtained by dividing (a) the value of the Parent Warrant Merger Consideration as of the last day of the Valuation Period as determined by Lehman Brothers and approved by the Board of Directors of the Company by (b) Parent Warrant Merger Consideration.

“Valuation Period” shall mean the three (3) consecutive trading days during which the shares of Parent Common Stock are traded on the NYSE ending on the fifth calendar day immediately prior to the Effective Time, or if such calendar day is not a trading day, then ending on the trading day immediately preceding such calendar day.”

1.3 Other Amendments.

(a) The following two (2) paragraphs shall be inserted between the existing second and third paragraphs in the Preliminary Statements:

“WHEREAS, Parent and the Company have determined that immediately after the Effective Time, the Company shall be merged with and into a wholly-owned limited liability company subsidiary of Parent (“LLC Sub” and such merger being referred to herein as the “LLC Sub Merger”), with LLC Sub continuing as the surviving entity in the LLC Sub Merger as a direct wholly-owned subsidiary of Parent;

WHEREAS, for federal income tax purposes, it is intended that the Merger and the LLC Sub Merger, taken together, constitute an integrated plan described in Rev. Rul. 2001-46, 2001-2 C.B. 321 and shall qualify as a reorganization within the meaning of Section 368(a) of the Code;”

(b) Section 2.17 as set forth in its entirety below shall be inserted into the Merger Agreement:

“2.17 Post-Closing Merger. Immediately after the Effective Time, but in all events on the same date as the Effective Time, Parent shall cause the Surviving Corporation to merge with and into LLC Sub, with LLC Sub continuing as the surviving entity in the LLC Sub Merger as a direct wholly-owned subsidiary of Parent. From and after the LLC Sub Merger, LLC Sub shall be the Surviving Corporation for purposes of this Agreement. When the LLC Sub Merger occurs, Parent shall own all the member interests and other equity in LLC Sub, and LLC Sub shall be disregarded for United States federal income tax purposes.”

(c) Section 3.1(cc) as set forth in its entirety below shall be inserted into the Merger Agreement:

“3.1(cc) Reorganization Treatment. Neither the Company nor any of its Subsidiaries has taken or agreed to take (or failed to so take or agree to take) any action that could reasonably be expected to prevent the Merger and the LLC Sub Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.”

(d) Section 3.2(g) as set forth in its entirety below shall be inserted into the Merger Agreement:

“3.2(g) Reorganization Treatment. Neither Parent, Merger Subsidiary nor any other Subsidiary of Parent has taken or agreed to take (or failed to take or agree to take) any action that could reasonably be expected to prevent the Merger and the LLC Sub Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.”

(e) Section 6.4 of the Merger Agreement shall be amended and restated in its entirety to read as follows:

“6.4 Tax Treatment. This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treas. Reg. § 1.368-2(g) and an integrated plan within the meaning of Rev. Rul. 2001-46, 2001-2 C.B. 321. Between the date of this Agreement and the effective time of the LLC Sub Merger, each of the Company and Parent agrees to use its reasonable best efforts (a) not to take any actions that would cause the Merger and the LLC Sub Merger not to qualify as a tax-free reorganization under Section 368(a) of the Code, and (b) to take such action as may be reasonably required, if such action may be reasonably taken, to reverse the impact of any past actions, if any, that could cause the Merger and the LLC Sub Merger not to qualify as a tax-free reorganization under Section 368(a) of the Code. Following the effective time of the LLC Sub Merger, neither Parent, the Company, LLC Sub nor any Affiliate thereof shall (x) take any action or cause any action to be taken that causes the Merger and the LLC Sub Merger not to qualify as a tax-free reorganization under Section 368(a) of the Code or (y) fail to take any action or cause any action to be taken if the failure to take or the taking of such action would prevent the Merger and the LLC Sub Merger from failing to qualify as such a reorganization.”

(f) Section 10.15(e) of the Merger Agreement shall be amended and restated in its entirety to read as follows:

“(e) Notwithstanding anything contained in this Agreement to the contrary, except as otherwise expressly provided in this Agreement, the parties hereto covenant and agree that no amount shall be (or is intended to be) included, in whole or in part (either as an increase or a reduction), more than once in the calculation of (including any component of) Per Share Equity Consideration, Per Share Cash Consideration, Option Consideration, Series A Preferential Merger Consideration or any other calculated amount pursuant to this Agreement if the effect of such additional inclusion (either as an increase or a reduction) would be to cause such amount to be over- or under-counted for purposes of the transactions contemplated by this Agreement.”

ARTICLE II

GENERAL

2.1 Entire Agreement. Except as expressly modified hereby, the Merger Agreement shall remain in full force and effect as originally executed and subsequently amended by Amendment No. 1 without other amendments or modifications. The Merger Agreement (which term shall be deemed to include the exhibits and schedules thereto and the other certificates, documents and instruments delivered thereunder) as modified by this Amendment, the other Transaction Documents and the Confidentiality Agreement constitute the entire agreement of the parties hereto and supersede all prior agreements, letters of intent and understandings, both written and oral, among the parties with respect to the subject matter of the Merger Agreement as modified by this Amendment, the other Transaction Documents and the Confidentiality Agreement. There are no representations or warranties, agreements or covenants other than those expressly set forth in the Merger Agreement as modified by this Amendment, the other Transaction Documents and the Confidentiality Agreement.

2.2 Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be considered an original for all purposes, and all of which when taken together shall constitute a single counterpart.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.

COMPANY:

ANTERO RESOURCES CORPORATION

By:	/s/ Glen C. Warren, Jr.
Name:	Glen C. Warren, Jr.
Title:	President, Chief Financial Officer and Secretary

PARENT:

XTO ENERGY INC.

By:	/s/ Vaughn O. Vennerberg II
Name:	Vaughn O. Vennerberg II
Title:	Executive Vice President - Administration

MERGER SUBSIDIARY:

XTO BARNETT INC.

By:	/s/ Vaughn O. Vennerberg II
Name:	Vaughn O. Vennerberg II
Title:	President

LLC SUB:

XTO BARNETT LLC

By:	/s/ Vaughn O. Vennerberg II
Name:	Vaughn O. Vennerberg II
Title:	President

SIGNATURE PAGE TO

AMENDMENT NO. 2 TO

AGREEMENT AND PLAN OF MERGER